One Clarks Hill, Framingham Massachusetts, 01702 p 508 872-2625 f 508 872-2728 www.statsure.com

January 10, 2007

Via EDGAR

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington DC 20549

Re:	StatSure Diagnostic Systems, Inc. (the “Company”)
Form 10-KSB for the fiscal year ended December 31, 2005
Filed April 17, 2006
Forms 10-QSB for the Quarterly Periods Ended March 31,
June 30, and September 30, 2006 File No. 000-21284

Dear Mr. James:

This letter is in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings provided in your letter, dated December 8, 2006.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience in bold below.

The Company wishes to ascertain if they are any further Staff comments in respect of this letter and/or the Form 10-QSB filed for the quarter ending June 30, 2006, prior to restating our financial statements and filing the related amended reports.

Comment 1

From 10- KSB for the Year Ended December 31, 2005

Financial Statements, page F -1

Note 10. Equity Transactions, page F-13

Please refer to prior comment 9 and the disclosure which refers to a 30% discount for restrictions. Please tell us the nature of the post vesting restrictions. Tell us why these restrictions would not be captured already as part of the Black-Scholes pricing model, for example, as part of the weighted average expected life.

1.	We have noted your comment which refers to a 30% discount for restrictions and will restate our financial statements for the affected periods to eliminate the discount.

Comment 2

We note your response to prior comment 9. Paragraph 9 of SF AS 123 indicates that quoted market prices are the best evidence of fair value. As we note that you have had no other transactions with independent third parties or a contemporaneous valuation performed by an independent party that would support your use of the $1.40 value assigned to your common stock in the Black-Scholes model, it would appear that the quoted market price represents the best evidence of the fair value of your common stock. On page 21 you disclosed that your common stock traded between $2.00 and $3.40 during the 2005 first quarter. Please revise the financial statements to use the quoted market price when valuing the options granted or advise us.

2.	We have noted your comment and will restate our financial statements for the affected periods to reflect the quoted market price when valuing the options granted.

Comment 3

Form 10-QSB for the Period Ended June 30, 2006

Financial Statements, page 3

Note 8. Shareholders' Equity Transactions, page 10

We note your response to prior comment 25 and the policy you disclose indicating that you will reassess the liquidated damages at each balance sheet date. Please tell us how this would be consistent with the guidance in paragraph 16 of EITF 00-19 or revise your policy to comply with that guidance.

3.
We have noted your comment and we will revise our policy to comply with paragraph 16 of EITF 00-19 when disclosing our accounting policy with respect to the accounting for liquidating damages. In our accounting policy we will include that if a settlement alternative includes a penalty that would be avoided by the company under other settlement alternatives, the uneconomic settlement alternative will be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares( that is , the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.

Comment 4

Please refer to prior comments 26 and 29. We note that you believe it is not probable that the security will become redeemable as of June 30, 2006. Discuss your conclusions as of September 30, 2006 given that use of the registration statement is suspended. We note the disclosure on page 19 of your Form 10-Q for the period ended September 30, 2006.

4.
We have noted your comment and we believe that although the registration statement was suspended, which resulted in a “triggering event”, this event occurred subsequent to the balance sheet date. Our disclosure in the notes to the financial statements is in accordance with AU 560 - Type II Subsequent Events.

Comment 5

Form 10-QSB for the Period Ended September 30, 2006

Financial Statements, page 3

Note 5. Diluted Earnings (Loss) per Common Share, page 11

Please tell us how you considered paragraphs 13 and 14 of SF AS 128 in your calculation of diluted earnings per share for the three months ended September 30, 2006. Please note that paragraph 11 of SF AS 128 would require you to adjust the numerator for any changes in income or loss that would result from the assumed conversion of the potential common shares. We note that you did not consider the excess of the fair value of the preferred stock and warrants over their proceeds that you included in loss for the period as an adjustment. Please tell us why or revise to correctly apply the guidance.

5.
We have noted your comment and please note that we did consider paragraphs 13 and 14 of SFAS 128 in our calculation of diluted earnings per share for the three months ended September 30, 2006. The mark-to-market gain (loss) (included in the numerator) which is the adjustment for the change in fair value of the derivative instruments would have an anti-dilutive effect on the earnings per share computation. Accordingly, as is noted in note 5, the diluted income (loss) per share is the same as the basic income (loss) per share.

Comment 6

You refer to a "derivative liability related to the convertible notes and warrants." Tell us and revise the filing to describe the transactions that resulted in these derivative liabilities or revise the filing to clarify.

6.
We have noted your comment and would like to clarify that our reference to the “derivative liability related to the convertible notes and warrants” was meant to describe the mark-to-market gain (loss) mentioned in Item 5 above on the derivative instruments which resulted in an adjustment of $(1,547,877) to the earnings per share computation. The transactions that resulted in the derivative instruments are described in note 11 to the Form 10-QSB filed for the period ended September 30, 2006.

Comment 7

Note 8. Equipment Under Construction, page 12

Please refer to prior comment 2. On page 6 of this filing you state that under your September 29, 2006 agreement with Chembio, you granted Chembio exclusive manufacturing rights to the HIV product. On page 12 you state that the HIV Barrel product will be manufactured by Chembio and that you are exploring alternative uses for the equipment. Clearly describe to us how you accounted for this equipment as of September 30, 2006. Tell us whether you assessed the equipment for impairment under SFAS 144.

7.
It may have not been clearly understood from our previous response to comment 2 that the equipment is not exclusively for the manufacturing of an HIV test, but is built to manufacture a format of a rapid diagnostic test. To illustrate, our format is similar to a Bic pen. A Bic pen can be produced with blue ink or with any other color ink. The same is true with this equipment. It depends on what testing strip is inserted to be diagnosed. HIV is only one of the possible tests that can be manufactured with the equipment.

As of September 30, 2006, the equipment had not been completed or placed in service. The Company did assess the equipment for impairment per SFAS 144 and at September 30, 2006, no impairment charge was deemed necessary.

Comment 8

Tell us why you have not depreciated the assets to date and explain why it is appropriate under U.S. GAAP to begin depreciation in the fourth quarter of 2006. Cite the authoritative literature on which you based your accounting.

8.
We have noted your comment and would like to inform you that the equipment was placed in service in the fourth quarter of 2006 at which time depreciation commenced over its estimated useful life. The estimated useful of a depreciable asset is the period over which services are expected to be rendered by the asset (ARB-43, Ch. 9C, par.5). We will also amend our accounting policy for fixed assets and depreciation to include that depreciation on fixed assets will commence when the assets are placed in service.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the riling; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions, please do not hesitate to directly contact, for accounting matters, our independent account firm: Lazar Levine Felix LLP, Mr. Paul Adams at 212.736.1900; or for matters relating to SEC disclosure or other legal matters: our counsel, Krieger & Prager, LLP, Samuel M. Krieger, Esq. at 212.363.2900.

Very truly yours,

s/s Leo Ehrlich
Leo Ehrlich
Chief Financial Officer